VOTING RESULTS REPORT
Pursuant to Section 11.3 National Instrument 51-102

OF

GOLDCORP INC.
(the "Company")

The Company reports that the following matters were voted upon and approved by the Shareholders of the Company at the annual and extraordinary general meeting of the Company held on June 16, 2004:

Common Shares represented at meeting: 114,083,904; 60.18%

Total Outstanding Common Shares as at record date: 189,554,393

  The following directors were elected:

David R. Beatty
Ronald M. Goldsack
Stuart R. Horne
James P. Hutch
Brian W. Jones
Robert R. McEwen
Donald R.M. Quick
Michael L. Stein

  KPMG LLP, Chartered Accountants were appointed as auditor of the Company and the directors were authorized to set the remuneration of the auditor.